Exhibit 99(a)
ENERGY FUTURE COMPETITIVE HOLDINGS COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME (LOSS)
(Unaudited)

Twelve Months Ended March 31, 2012
(millions of dollars)
Operating revenues	$6,590
Fuel, purchased power costs and delivery fees	(3,194)
Net gain from commodity hedging and trading activities	1,473
Operating costs	(915)
Depreciation and amortization	(1,438)
Selling, general and administrative expenses	(721)
Franchise and revenue-based taxes	(94)
Other income	15
Other deductions	(525)
Interest income	75
Interest expense and related charges	(3,909)
Loss before income taxes	(2,643)
Income tax benefit	903
Net loss	$(1,740)